Date: 1 November 2001
Number: 26/01

BHP BILLITON ACQUISITION OF DIA MET COMPLETED

BHP Billiton today announced that it had successfully completed its acquisition of Dia Met Minerals Ltd (Dia Met) following the purchase of all outstanding Class A subordinate voting shares (Class A shares) and Class B multiple voting shares (Class B shares), for C$21.00 per share. The acquisition of outstanding shares was completed at the same price as BHP Billiton's previous offers and values Dia Met's equity at C$648 million.

At the expiry of the offers on 3 July 2001, BHP Billiton had received acceptances for 98.6 per cent of the Class A shares and 88.7 per cent of the Class B shares. All conditions of the offers, including a minimum acceptance of 75 per cent of both classes of shares, were met at that time.

BHP Billiton subsequently exercised its statutory right to compulsorily acquire the remaining Class A shares and completed the purchase of these shares on 20 September 2001. In addition, BHP Billiton proposed the amalgamation of Dia Met with the acquiring entity, Tortilla Acquisition Inc. The amalgamation was approved by an order of the British Columbia Supreme Court, with an effective date of 30 October 2001. As a result of the amalgamation, the former holders of Class B shares will receive a cash payment of C$21 per share.

BHP Billiton Minerals Chief Development Officer Marcus Randolph said:
"The EKATI(TM) Diamond Mine continues to be a great success for BHP Billiton and the acquisition of Dia Met ensures we will have ongoing access to the rough diamonds to strengthen our marketing activities through the EKATI(TM) and Aurias(TM) brands. We are currently witnessing strong demand for these branded products."

Dia Met is a Canadian mineral exploration and development company with a primary focus on diamonds. The company's principal asset is a 29 per cent joint venture interest in the Ekati(TM) Diamond Mine, Canada's first commercial diamond mine. BHP Billiton is the operator of the Ekati(TM) Diamond Mine and the acquisition of Dia Met increases its interest in the joint venture from 51 per cent to 80 per cent. Mr Charles Fipke and Mr Stewart Blusson own 10 per cent of the joint venture respectively.

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
Email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
Email: Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
Email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
Email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
Email: Michael.J.Campbell@bhpbilliton.com


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